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January 22, 2016

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Liberty Global plc
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of Liberty Global plc (“Liberty Global”), pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (as amended), electronically transmitted herewith please find enclosed Liberty Global’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) for review by the staff (the “Staff”) of the Division of Corporation Finance.

The Proxy Statement has been prepared in connection with a general meeting of shareholders of Liberty Global where shareholders will be asked to consider and vote upon the following matters, each as more fully described in the Proxy Statement:

•	The issuance of Liberty Global shares to shareholders of Cable & Wireless Communications Plc (“CWC”) in the acquisition (the “Acquisition”) of CWC by Liberty Global; and

•	The acquisition by Liberty Global of the CWC shares held by an entity that is controlled by John C. Malone, the chairman of the board of directors of Liberty Global, as part of the Acquisition.

The submission of these proposals to Liberty Global shareholders is required under NASDAQ listing standards and the UK Companies Act 2006 (as amended), respectively, because of Mr. Malone’s directorship at Liberty Global and his indirect interest in CWC, as more fully described in the Proxy Statement.

The Acquisition will be effected by a court-sanctioned scheme of arrangement under the UK Companies Act 2006. The Liberty Global shares to be issued in the Acquisition will be issued in reliance upon the exemption from registration afforded by Section 3(a)(10) of the Securities Act of 1933 (as amended).

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Although Liberty Global has determined that CWC is not significant to Liberty Global, as contemplated by Rule 3-05 of Regulation S-X, Liberty Global has included in the Proxy Statement certain financial information of CWC in accordance with Schedule 14A and Item 17 of Form S-4/F-4. This information includes consolidated financial statements of CWC, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, for its three most recent fiscal years. Of those, the most recent year has been audited in accordance with auditing standards generally accepted in the United States of America (“US GAAS”). The two prior years have not been audited in accordance with US GAAS and are therefore presented as unaudited.

Pursuant to Instruction 1 to Item 17 of Form S-4/F-4 and Section 1140.5 of the Staff’s Financial Reporting Manual, financial statements of a non-reporting target company for years prior to the latest fiscal year need not be audited if they were not previously audited. It is Liberty Global’s understanding that the Staff does not consider financial statements that were audited under standards other than US GAAS or PCAOB auditing standards to be audited. Previous audits of prior years of CWC financial statements in accordance with International Standards on Auditing therefore do not constitute audits for this purpose. Accordingly, we concluded that only CWC’s most recent fiscal year is required to be audited in accordance with US GAAS for purposes of the Proxy Statement. This conclusion was confirmed by Craig C. Olinger, Deputy Chief Accountant, in a December 16, 2015 conversation with representatives of Liberty Global, CWC and KPMG, which audits both Liberty Global and CWC. As agreed with Mr. Olinger, we are including a reference to that conversation in this letter.

Please do not hesitate to contact the undersigned at (212) 848-8008 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Robert M. Katz
Robert M. Katz

cc:	Bernard G. Dvorak – Liberty Global plc

Bryan H. Hall – Liberty Global plc

John M. Winter – Liberty Global plc

Leo Stegman – Liberty Global plc

Rick Ehrman – KPMG LLP

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